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CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net investment income (loss)
and net realized gain (loss) may differ for financial statement and tax purposes primarily because net operating losses were offset against short-term capital gains. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.

During the year ended September 30, 1995, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1995, amounts have been reclassified to reflect a decrease in accumulated net realized gain on investments of $270,463, an increase in paid-in capital of $70,100, and a decrease in accumulated net investment loss of $200,363.





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